FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month October, 2022

Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

Table of Contents

Item

1.	Other news

OTHER NEWS

Subject: Company update

The Bank has made the below announcement to the Indian stock exchanges:

On October 03, 2022, ICICI Bank Limited’s New York Federal Branch (“NY Branch”) entered into a consent order (“Consent Order”) with its federal banking supervisor, the Office of the Comptroller of the Currency (“OCC”), which requires the NY Branch to enhance certain processes in its Bank Secrecy Act/Anti-Money Laundering (“BSA/AML”) program and establish and maintain an effective Sanctions Compliance program. The Consent Order does not involve any monetary penalty. The consent order was published by OCC on its website today.

The observations made by the OCC are restricted only to the NY Branch of ICICI Bank Limited (“ICICI Bank”) which constitutes 0.61% of ICICI Bank’s total assets as on June 30, 2022  and the Consent Order will not have a material adverse effect on its business, nor does the Consent Order restrict any of the NY Branch’s existing activities, apart from requiring the corrective actions as specified under the Consent Order.

The NY Branch is committed to taking all necessary and appropriate steps to address the aspects identified and implement the corrective actions required by the OCC.

This is for your reference and records.

ICICI Bank Limited ICICI Bank Towers Bandra-Kurla Complex Mumbai 400 051, India.	Tel.: (91-22) 2653 1414 Fax: (91-22) 2653 1122 Website www.icicibank.com CIN.: L65190GJ1994PLC021012	Regd. Office: ICICI Bank Tower, Near Chakli Circle, Old Padra Road Vadodara 390007. India

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

For ICICI Bank Limited

Date:	October 20, 2022	By:	/s/ Vivek Ranjan
Name :	Vivek Ranjan
Title :	Chief Manager